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Scott M. Stringer
Comptroller
The City of New York

November 14, 2019

Vote FOR Proposal No. 4 at Oracle’s November 19, 2019, Annual Meeting
Requesting a Report on Pay Equity

Dear Oracle Shareholder,

We are writing to urge you to VOTE “FOR” Proposal No. 4 on the Oracle 2019 proxy card, which asks the company to prepare a report about pay equity. The proposal makes the following request:

Resolved: Shareholders request Oracle prepare a report by April 2020 (at reasonable cost, omitting proprietary and confidential information), identifying whether a gender pay gap exists among its employees, and, if so, outline the steps being taken to reduce the gap. The Organization for Economic Cooperation and Development has defined the gender pay gap as the difference between male and female earnings expressed as a percentage of male earnings.

Supporting Statement: A report adequate for investors to assess Oracle’s strategy and performance would include the percentage pay gap between male and female employees across race and ethnicity (including base, bonus and equity compensation), the methodology used to identify pay disparities, and a discussion of policies, programs and goals to eliminate disparities and facilitate an environment that promotes equal access to advancement opportunities for women and minorities.

We believe shareholders should vote FOR Proposal 4 for the following reasons:

1.	Pay equity is a significant issue.

There is a longstanding gender and racial pay gap in the U.S. According to the U.S. Census Bureau, the median annual earnings for women working full-time was 80 percent that of men in 2016. Women of all major racial and ethnic groups earn less than men of the same group.

Differences in age, education, experience and other legitimate drivers of pay may explain some of this difference. However, a recent study by Glassdoor finds that even after adjusting for these factors, there is an unexplained, statistically significant pay gap of 4.9% between men and women in the U.S. The adjusted gender pay gap for women in the technology industry in the U.S. is higher than average, at 5.4%.1

At the current rate of progress, Glassdoor estimates the pay gap in the U.S will not fully close until 2070.

[1]	https://www.glassdoor.com/research/app/uploads/sites/2/2019/02/Gender-Pay-Gap-2019-Research-Report.pdf

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Please DO NOT send us your proxy card as it will not be accepted.

2.	Oracle’s alleged failure to adequately manage pay equity presents regulatory and reputational risks.

Companies, including Oracle, that exhibit significant pay disparities by gender may bear disproportionate risk of regulatory infractions, litigation, or reputational damage that could harm shareholder value and result in lost business. Multiple states have adopted strong equal pay laws. Employers with more than 250 employees in the U.K., including Oracle UK2, must publish data about their gender pay gaps annually.

Oracle currently faces two separate legal actions alleging pay discrimination. A lawsuit filed by the U.S. Department of Labor alleges systematic discrimination against female and minority employees at Oracle3:

•	Oracle underpaid women in its Product Development, Information Technology and Support job functions, resulting in pay disparities as high as 20%, affecting more than 5,000 women during the period of the litigation.
•	Asian employees were underpaid (compared to white employees) in Oracle’s Product Development job function, resulting in pay disparities as high as 8%, affecting more than 11,000 employees.
•	Black or African American employees (numbering fewer than 30) were underpaid compared to white employees in Oracle’s Product Development job function, resulting in pay disparities as high as 7.5%.

These practices are estimated to have cost Oracle employees at least $401,000,000 in lost wages for the period 2013-2016.

Oracle is also defending a parallel class action suit brought by three former employees alleging that women software engineers are routinely paid less than men in similar jobs.4

3.	Many companies, including Oracle peers, have already committed to and reported on pay equity.

A number of companies have published information about their gender pay equity practices and have committed to closing any disparities, including significant technology peers Apple, Amazon, Cisco Systems, eBay, Intel, Microsoft, Salesforce, and SAP, among others. In fact, of the 11 competitors listed in Oracle’s most recent annual report, nine have already published the results of pay analyses and outlined the processes in place to support pay equity.

By failing to comprehensively address this issue, Oracle may be placing itself at a competitive disadvantage when it comes to talent recruitment and retention, particularly in light of the ongoing lawsuits alleging pay inequity at the company.

4.	Oracle’s current disclosure is inadequate and does not comprehensively address the issues we raise.

As long-term investors, we seek assurance that Oracle is actively managing this issue as part of its overall diversity and inclusion strategy. Oracle’s current level of disclosure is inadequate for investors to assess its commitment to and performance on this critical issue. Aside from the opposition statement filed in response to our proposal, none of Oracle’s public reporting addresses pay equity for U.S. employees.

[2]	https://www.oracle.com/a/ocom/docs/oracle-gender-pay-gap-report-2018.pdf
[3]	https://src.bna.com/EXa
[4]	https://www.usatoday.com/story/tech/2017/09/29/oracle-yet-another-tech-firm-hit-suit-allegedly-paying-women-less-than-men/718471001/

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

In its opposition statement, Oracle’s board notes, “Hiring and promotion pay decisions are based on a variety of non-discriminatory factors...” and “Our compensation framework aims to achieve equity…” However, the allegations outlined by the Department of Labor raise questions regarding the effectiveness of the company’s current efforts. The opposition statement fails to provide any information on the specific steps Oracle is taking to ensure equitable pay among employees, nor does it provide metrics that would provide insight into whether pay disparities exist between male and female employees or on any corrective actions taken, as is requested in our proposal.

Of the nearly 20 companies that the Pax World Funds have engaged on pay equity through the shareholder resolution process, Oracle stands out as the only company that has not participated in a dialogue with the Funds or taken action to enhance pay equity disclosure following a shareholder vote.

Finally, Oracle shareholders have consistently demonstrated the importance placed on this issue: This proposal received 39.2% shareholder support at Oracle’s 2018 Annual Meeting and 38.7% support in 2017. If the shares held by Chairman and founder Larry Ellison are excluded, the proposal received a significant 64.1% support in 2018.

5.	Pay equity may lead to greater gender diversity and talent retention, and gender diversity is associated with improved performance.

Mercer has found that active management of pay equity is a crucial driver of gender diversity and that a compensation and benefits philosophy that has gender equality as a core element is positively linked to better future outcomes for female representation.5 Among the strategies Mercer outlines to drive impact and advance diversity is “ensure pay equity—remediate and close the gap.”6 Moreover, according to research from PayScale, “employee satisfaction goes up and intent to leave goes down when there is more transparency around pay practices.”7

Greater gender diversity has been correlated with improved financial performance:

•	Credit Suisse has found that the financial outperformance of companies with higher levels of women in management increases as the percentage of women increases.[8]
•	Morgan Stanley recently found that gender diversity is linked to better returns for tech companies.[9]

Research also shows that greater gender diversity brings increased innovation and better problem-solving, which is particularly relevant to the technology industry. Yet women continue to be significantly underrepresented in the technology sector, comprising just 34 percent of that industry’s workforce, and their representation falls significantly as they move higher up in an organization.10 Oracle’s workforce composition reflects this: Women comprise 30 percent of Oracle’s employees, and just 24 percent of its leadership positions,11 figures that are virtually unchanged since 2016.

[5]	http://www.mmc.com/content/dam/mmc-web/Files/Gender-Diversity-When-women-thrive-businesses-thrive-Mercer.pdf
[6]	https://www.mercer.com/content/dam/mercer/attachments/global/glb-2017-davos-wwt-wef-summary.pdf
[7]	https://www.payscale.com/compensation-today/2017/12/pay-transparency-uncomfortable-absolutely-worth-tips
[8]	http://publications.credit-suisse.com/tasks/render/file/index.cfm?fileid=5A7755E1-EFDD-1973-A0B5C54AFF3FB0AE
[9]	http://www.morganstanley.com/ideas/gender-diversity-tech-companies?et_mid=15605&et_mkid=e447ca85804c5776f23e794e218a6864
[10]	https://www.mercer.com/our-thinking/helping-women-thrive-an-imperative-for-the-tech-industry.html
[11]	https://www.oracle.com/assets/ccr-datasheet-3855392.pdf

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

Conclusion

In light of the reasons and concerns outlined above, there is a compelling case for enhanced pay equity reporting and oversight at Oracle. We strongly urge our fellow investors to VOTE FOR Proposal No. 4.

For more information, please contact Heather Smith, Vice President for Sustainable Investing at Pax World Funds, at h.smith@impaxam.com.

Sincerely,

Heather Smith

Vice President for Sustainable Investing

Pax World Funds

Scott M. Stringer

New York City Comptroller,

On behalf of the

New York City Pension Funds

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.